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                            [Letterhead of KPMG LLP]



                              Accountant's Consent



     The Board of Directors
     Payless Cashways, Inc.:


     We consent to the incorporation by reference in the registration statement (No. 333-70557) on Form S-8 of Payless Cashways, Inc. of our report dated January 14, 2000, relating to the balance sheets of Payless Cashways, Inc. as of November 27, 1999 and November 28, 1998, the related statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended November 27, 1999, and all related schedules, which report appears in the November 27, 1999 annual report on Form 10-K of Payless Cashways, Inc. Our report refers to the application of freshstart reporting as of November 29, 1997.

                               /S/  KPMG LLP

     February 23, 2000